(212) 318-6054

vadimavdeychik@paulhastings.com

July 17, 2018

VIA EDGAR

Dominic Minore, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	First Capital Investment Corporation (the “Company”)
File Nos. 814-01137 and 333-202461

Dear Mr. Minore:

This letter responds to your telephonic comments communicated to the undersigned on July 5, 2018, with respect to the Preliminary Proxy Statement filed on Schedule 14A (the “Proxy Statement”) for the Company.

The Company’s responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference. Capitalized terms not otherwise defined have the meanings ascribed to them in the Proxy Statement.

1.	Staff Comment: Please confirm that all of the requirements of Item 22(b)(11) of Schedule 14A are included in the Proxy Statement.

Registrant’s Response: The Registrant confirms that the Definitive Proxy Statement will include all of the information required by Item 22(b)(11).

2.	Staff Comment: Please confirm that the Proxy Statement includes all of the requirements of Items 7 and 8 of Schedule 14A that are applicable to business development companies.

Registrant’s Response: The Registrant confirms that the Definitive Proxy Statement will include all of the information required by Items 7 and 8.

3.	Staff Comment: Please add disclosure to the “Interested Director” section of Proposal 1 indicating the inception date of StHealth Capital Partners LLC.

Registrant’s Response: The “Interested Director” section has been revised to note that StHealth Capital Partners LLC was incepted in March 2018.

Mr. Dominic Minore

July 17, 2018

4.	Staff Comment: Please add disclosure to the bios of Derek Taller and Jeff Davi noting the reasons why the Board has determined that each of them is qualified to serve as a director of the Company.

Registrant’s Response: The applicable disclosure has been revised to add the requested disclosure.

5.	Staff Comment: Please add disclosure to Proposal 2 noting compliance with the safe harbor provisions of Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”); or, if such representations cannot be made, please explain why the Company’s former adviser would not breach its fiduciary duty under Section 36(a) of the 1940 Act.

Registrant’s Response: The Proxy Statement has been revised to add the requested disclosure.

6.	Staff Comment: Please provide the approximate dollar amount of the expenses discussed in the “Expenses” subsection, and please list out the expenses that would be covered under “other administrative items of the Adviser.”

Registrant’s Response: The “Expenses” subsection has been revised to read as follows:

“The provisions governing the allocation of expenses among the Company and FCIC Advisors under the New Advisory Agreement are substantially similar to those under the Original Advisory Agreement, except that, under the New Advisory Agreement, the Company will bear the cost of rent or depreciation, utilities, and capital equipment. These expenses are estimated to equal $100,000 per year.”

7.	Staff Comment: Please add a table showing the pro forma fees and expenses, reflecting the differences between the Company’s fees and expenses under each of the Original Advisory Agreement and the New Advisory Agreement, including differences in the hurdle rate, the catch-up fee, and the Waiver Provision; as well as the Company’s comparative expenses with and without the Expense Reimbursement Agreement. Also include a hypothetical example which contrasts the costs of investing under the Original Advisory Agreement against the New Advisory Agreement.

Registrant’s Response: The Proxy Statement has been revised to add the requested disclosure.

8.	Staff Comment: Provide further explanation regarding the hurdle rate reduction and the differences in incentive fee between the Original Advisory Agreement and the New Advisory Agreement, and explain that these changes will make it easier for the Adviser to earn the full 20% incentive fee contemplated in the Proxy Statement.

Registrant’s Response: The Proxy Statement has been revised to add a table noting the difference in the applicable fees between the Original and the New Advisory Agreement. In addition, the Company added Appendix A which compares the hurdle rate and the catch-up fee between the Original and the New Advisory Agreement. Finally, the Company has added disclosure noting that as a result of the reduction in the hurdle rate it will be easier for the Adviser to earn the 20% incentive fee.

Mr. Dominic Minore

July 17, 2018

9.	Staff Comment: Please provide further detail regarding the expenses the Company will pay due to the nonrenewal of the Expense Reimbursement Agreement, including the type and dollar amount of expenses. In addition, please revise the wording of the final sentence of the penultimate paragraph of the “Fees” subsection to more accurately reflect the likelihood that the nonrenewal of the expense reimbursement agreement will result in an increase in Company expenses and also note whether such increase is likely to be material.

Registrant’s Response: The Proxy Statement has been revised to add the requested disclosure.

10.	Staff Comment: In the “Investment Performance of the Company” subsection of the “Board Considerations” section, please add language clarifying which performance information the Board used to make the determinations discussed in the subsection.

 Registrant’s Response: The applicable language has been revised to note that the Board considered the investment experience of each member of the new investment team and their collective experience investing in U.S. small- and middle-market healthcare companies. The Board further evaluated the investment team’s experience in light of the Company’s investment objective and strategy, noting each member’s ability to source and execute investment opportunities in the U.S. small- and middle-market healthcare companies. The Board also noted each member’s prior experience and performance, specifically noting that Dr. Taller has significant experience in healthcare due to his expertise in the healthcare sector, and has originated, structured and executed both public and private investment and financing deals. His expertise is further demonstrated by his involvement in leading companies that he supported through managing multiple healthcare equity portfolios and forming fund vehicles to help execute on lucrative corporate strategies and partnerships. With respect to Mr. Maclellan, the Board noted that Mr. Maclellan serves as an Adjunct Professor at both Harvard Medical School and Boston Children’s Hospital and also is a managing partner of Crimson Veritas Consulting Group, a company that specializes in sourcing and performing due diligence on deals primarily in the biotech, healthcare, and pharmacology spaces. Finally, with respect to Mr. Lessen, the Board noted Mr. Lessen’s 25 years of financial experience. 12 of those years are healthcare sector related, including working as a Managing Director at UBS Investment Bank and holding various capital markets roles at Zurich Capital Markets, JP Morgan, Toronto Dominion and Goldman Sachs. Board determined that, collectively, these individuals have the requisite skills and experience to continue investing the Company’s assets consistent with the Company’s investment objective and strategy.

Mr. Dominic Minore

July 17, 2018

11.	Staff Comment: Provide disclosure in the “Board Considerations” section noting that, in approving the New Advisory Agreement, the Board considered the specific changes to the hurdle rate and the catch-up fee and the removal of the waiver provision regarding the administrative items discussed above. If the Board did not consider these specific differences between the Original Advisory Agreement and the New Advisory Agreement, please explain why.

Registrant’s Response: The Proxy Statement has been revised to add the requested disclosure noting that the Board specifically considered the changes to the hurdle rate and catch-up fee and removal of the waiver provision, as well as expenses that the Company will incur relating to the costs associated with rent and capital equipment.

12.	Staff Comment: In the “Costs of Services Provided by FCIC Advisors” subsection of the “Board Considerations” section, please disclose whether the Board considered the bottom-line differences between the respective fee provisions of the Original Advisory Agreement and the New Advisory Agreement.

Registrant’s Response: The Proxy Statement has been revised to note that the Board considered the bottom-line differences.

13.	Staff Comment: In connection with Proposal 3, please describe the Company’s plan to become current with respect to auditor’s reports and required filings (specifically, in light of the lack of 10-Qs and 10-Ks filed over the past year and a half).

Registrant’s Response: The Company plans to become completely current with respect to auditor’s reports and required filings by the end of September 2018.

14.	Staff Comment: In light of the fact that the most recent prospectus filed by the Company is stale, please confirm that the Company did not sell any securities to the public after such prospectus became stale.

Registrant’s Response: Confirmed.

15.	Staff Comment: Please divide “Proposal 1” of the Proxy Card into three separate items, one for each director, so that stockholders may vote on the directors separately.

Registrant’s Response: “Proposal 1” of the Proxy Card has been divided so that stockholders may vote on the directors separately.

* * * * *

If you would like to discuss any of these responses in further detail or if you have any questions, please contact me at (212) 318-6054. Thank you.

Sincerely,

/s/ Vadim Avdeychik

Vadim Avdeychik